

*By Electronic Mail*

September 15, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:      Arrow Investments Trust
         Issuer CIK:        0001527428
         Issuer File Number:     333-178164 / 811-22638
         Form Type:      8-A12B
         Filing Date:      September 15, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated September 13, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Arrow DWA Tactical: International ETF (DWCR)
- Arrow DWA Tactical: Macro ETF (DWAT)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (312) 786-7224.  Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications